SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X   Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes__   No  X

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under the cover of this Form 6-K:

Exhibit 99.1: a copy of the Registrant's announcement regarding a joint venture agreement in respect of Shanxi-Jinze Aluminium & Power Ltd. Co dated January 16, 2003.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ALUMINUM CORPORATION OF CHINA LIMITED



Date: January 17, 2003                    By:  /s/ Liang Zhongxiu
                                               ---------------------------------
                                               Name:  Liang Zhongxiu
                                               Title: Executive Director

                                 EXHIBIT INDEX


Exhibit     Description
-------     -----------

99.1: a copy of the Registrant's announcement regarding a joint venture agreement in respect of Shanxi-Jinze Aluminium & Power Ltd. Co dated January 16, 2003.